SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

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Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated November 10, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ELBIT SYSTEMS LTD.
                                            (Registrant)


                                            By:
                                                --------------------------------
                                            Name:  Ilan Pacholder
                                            Title:  Corporate Secretary

Dated:  November 10, 2004

                                  EXHIBIT INDEX
                                  -------------


           Exhibit No.          Description
           -----------          -----------

                1.              Press release dated November 10, 2004.

                                    EXHIBIT 1
                                    ---------

       ELBIT SYSTEMS IN COOPERATION WITH AVIOANE CRAIOVA WILL SUPPLY EIGHT
       -------------------------------------------------------------------
                       IAR-99 LEAD-IN TRAINER AIRCRAFT TO
                       ----------------------------------
                             THE ROMANIAN AIR FORCE
                             ----------------------

                          Project valued at $43 million
                          -----------------------------

Haifa, Israel, November 8, 2004 - Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) announced today that in cooperation with the Romanian aircraft manufacturer Avioane Craiova, it was recently awarded a $43 million contract from the Romanian Defense Ministry to supply eight IAR-99 lead-in trainer aircraft. The project will be executed in cooperation with Romanian industries over a period of three and a half years.

As part of the contract, Elbit Systems will supply an advanced avionics package which will contribute to significant savings in pilot training costs. Elbit Systems will also supply ACTS, an Advanced Combat Training System, which will aid pilot training and the transition to upgraded MiG-21 aircraft and other future fighters.

This contract follows Elbit Systems' upgrade project of four IAR-99 aircraft which was announced in 2001. The first program has since been completed and the aircraft are currently used by the Romanian Air Force.

Elbit Systems has been operating in Romania for the past 10 years and has conducted joint ventures with the country's leading defense industries in domestic and international projects wards, achieving an offset value through investment in and export from Romania of high-tech products.

Joseph Ackerman, President and CEO of Elbit Systems, said that supplying the advanced avionics and training packages to Romania's Air Force flight training school strengthens the company's cooperation with the Romanian Ministry of Defense, Air Force and military industries. He added it is yet another step in Elbit Systems' strategy to expand its upgrade operations in Israel and around the world.

The upgraded IAR-99s, developed by Elbit Systems and Avioane Craiova, have already recorded 1,300 flight hours and performed in Farnborough and Paris air shows.


About Elbit Systems
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.



For more about Elbit Systems,please visit our website at www.elbitsystems.com
                                                         --------------------

Contacts



Company contact                                    IR Contacts
---------------                                    -----------
Ilan Pacholder, Corporate Secretary  and           Ehud Helft/Kenny Green
VP Finance& Capital Markets
Elbit Systems Ltd                                  GK International
Tel:  972-4 831-6632                               Tel: 1-866-704-6710
Fax: 972-4 831-6659                                Fax: 972-3-607-4711
Pacholder@elbit.co.il                              ehud@gk-biz.com
---------------------                              ---------------
                                                   kenny@gk-biz.com
                                                   ----------------


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.